Exhibit 99.1

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2021 (UNAUDITED)

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2021 and 31 December 2020

	Notes		30 June 2021	31 December 2020
			USD ’000	USD ’000
			Unaudited	Audited
ASSETS

Cash and cash equivalents	3	(a)	180,134	133,439
Term deposits	3	(b)	185,816	172,212
Insurance receivables			188,770	166,605
Investments	4		456,497	438,087
Investments in associates	5		11,841	11,583
Reinsurance share of outstanding claims	6		186,563	187,485
Reinsurance share of unearned premiums			66,443	50,077
Deferred excess of loss premiums			5,351	17,095
Deferred policy acquisition costs			61,083	55,172
Other assets			11,827	9,562
Investment properties	7		18,788	20,012
Property, premises and equipment	8	(a)	12,928	13,168
Intangible assets	8	(b)	5,458	4,710
TOTAL ASSETS			1,391,499	1,279,207

LIABILITIES AND EQUITY

LIABILITIES
Gross outstanding claims	6		545,101	492,255
Gross unearned premiums			312,511	277,268
Insurance payables			93,585	83,461
Other liabilities			20,564	20,491
Derivative financial liability	9		17,423	13,628
Deferred tax liabilities			173	55
Unearned commissions			11,910	11,038
TOTAL LIABILITIES			1,001,267	898,196

EQUITY
Common shares at par value	10		489	486
Share premium	19		158,453	157,677
Foreign currency translation reserve			(310)	(349)
Fair value reserve			16,425	18,160
Retained earnings			215,175	205,037
TOTAL EQUITY			390,232	381,011
TOTAL EQUITY AND LIABILITIES			1,391,499	1,279,207

The attached notes from 1 to 21 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the periods ended 30 June 2021 and 2020 (Unaudited)

	Notes	For the six months ended 30 June
		2021	2020
		USD ’000	USD ’000
			(Restated)*
Gross written premiums		266,772	236,501
Reinsurers’ share of insurance premiums		(80,078)	(65,879)
Net written premiums		186,694	170,622
Change in unearned premiums		(35,243)	(52,304)
Reinsurers’ share of change in unearned premiums		16,366	17,932
Net change in unearned premiums		(18,877)	(34,372)
Net premiums earned		167,817	136,250
Claims and claim adjustment expenses	6	(102,763)	(94,611)
Reinsurers’ share of claims	6	12,897	30,324
Net claims and claim adjustment expenses		(89,866)	(64,287)
Commissions earned		9,643	8,217
Policy acquisition costs		(39,032)	(34,087)
Net policy acquisition expenses		(29,389)	(25,870)

Net underwriting results		48,562	46,093

General and administrative expenses		(29,284)	(22,423)
Net investment income	13	9,330	3,052
Share of profit (loss) from associates		258	(439)
Impairment loss on insurance receivables		(1,121)	(2,178)
Other revenues		1,021	117
Other expenses		(1,438)	(605)
Listing related costs	19	-	(3,366)
Change in fair value of derivative financial liability	2,9	(3,795)	3,347
Loss on foreign exchange		(3,175)	(8,658)
Profit before tax		20,358	14,940

Income tax		(1,932)	(433)
Profit for the period		18,426	14,507
Earnings per share
Basic and diluted earnings per share attributable to equity holders	15	0.38	0.33

*	The consolidated financial statements for the six months ended 30 June 2020 have been restated as per note 2.

The attached notes from 1 to 21 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the periods ended 30 June 2021 and 2020 (Unaudited)

	For the six months ended 30 June
	2021	2020
	USD ’000	USD ’000
		(Restated)
Profit for the period	18,426	14,507

Other comprehensive income to be reclassified to profit or loss in subsequent periods

Net change in fair value reserve during the period for bonds at fair value through other comprehensive income	(4,461)	5,654
Currency translation difference	39	(53)
Changes in allowance for expected credit losses transferred to interim condensed consolidated statement of income	32	65

Other comprehensive income which will not be reclassified to profit or loss in subsequent periods

Net change in fair value reserve during the period for equities at fair value through other comprehensive income	2,694	(3,561)
Other comprehensive (loss) income for the period	(1,696)	2,105
Total comprehensive income for the period	16,730	16,612

The attached notes from 1 to 21 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the periods ended 30 June 2021 and 2020 (Unaudited)

	Notes		For the six months ended 30 June
			2021	2020
			USD ’000	USD ’000
Operating Activities				(Restated)
Profit for the period before tax			20,358	14,940
Adjustments for:
Impairment loss on insurance receivables			1,121	2,178
Loss on sale of premises and equipment			60	-
Depreciation	8	(a)	1,199	910
Amortization	8	(b)	672	213
Net share of (profit) loss from associates	5		(258)	439
Lease interest expense	8	(a)	91	49
Realized loss on sale of bonds at FVTOCI	13		321	113
Realized gain on sale of equities and mutual funds at FVTPL	13		(484)	(1,639)
Realized loss on sale of investment properties	13		1	41
Unrealized loss on investment properties	13		815	724
Expected credit loss on financial assets at FVOCI	13		32	65
Expected credit loss on financial assets at amortized cost	13		-	1
Unrealized (gain) loss on revaluation of financial assets at FVTPL	13		(2,128)	2,854
Share-based payment expense – restricted shares awards	11		779	-
Change in fair value of derivative financial liability			3,795	(3,347)
Loss on foreign exchange			3,175	8,658
Cash from operations before working capital changes			29,549	26,199
Term deposits			(13,604)	(25,281)
Insurance receivables			(24,954)	(65,485)
Purchase of investments			(86,820)	(129,507)
Proceeds from sale and maturity of investments			68,815	52,624
Reinsurance share of outstanding claims			922	636
Reinsurance share of unearned premiums			(16,366)	(17,932)
Deferred excess of loss premiums			11,744	10,847
Deferred policy acquisition costs			(5,911)	(9,347)
Other assets			(1,634)	(929)
Additions to investment properties			(23)	(44)
Proceeds from sale of investment properties			431	1,237
Gross outstanding claims			52,846	28,388
Gross unearned premiums			35,243	52,304
Insurance payables			10,124	22,165
Other liabilities			(804)	(2,608)
Unearned commissions			872	4,281
Income tax paid			(1,478)	(677)
Net cash from (used in) operating activities			58,952	(53,129)

Investing Activities
Acquisition of a subsidiary, net of cash acquired	20		(146)	-
Purchase of premises and equipment	8	(a)	(267)	(115)
Purchase of intangible assets	8	(b)	(1,420)	(6)
Net cash used in investing activities			(1,833)	(121)

Financing Activities
Cash injection in connection with Business Combination	19		-	120,821
Consideration paid to shareholders as deemed settlement for shares	19		-	(80,000)
Dividends paid			(8,288)	-
Lease liabilities payments			(339)	(318)
Net cash (used in) from financing activities			(8,627)	40,503

Net change in cash and cash equivalents			48,492	(12,747)
Net foreign exchange differences			(1,797)	(6,035)
Cash and cash equivalents at the beginning of the period	3		133,439	192,460
Cash and cash equivalents at the end of the period	3		180,134	173,678

The attached notes from 1 to 21 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the periods ended 30 June 2021 and 2020 (Unaudited)

	Issued share capital	Common shares at par value	Additional paid in capital	Share premium	Warrants	Treasury shares	Foreign currency translation reserve	Fair value reserve	Retained earnings	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000

As at 1 January 2020	143,376	-	2,773	-	-	(20,103)	(333)	4,274	182,156	312,143
Profit for the period	-	-	-	-	-	-	-	-	11,160	11,160
Other comprehensive income	-	-	-	-	-	-	(53)	2,158	-	2,105
Total comprehensive income	-	-	-	-	-	-	(53)	2,158	11,160	13,265
Issuance of shares in connection with Business Combination (note 19) - at par value of USD 0.01	-	484	-	-	-	-	-	-	-	484
Issuance of Warrants in connection with Business Combination (note 19)	-	-	-	-	12,213	-	-	-	-	12,213
Consideration paid to shareholders as deemed settlement for shares (note 19)	-	-	-	(80,000)	-	-	-	-	-	(80,000)
Business Combination elimination adjustments (note 19)	(143,376)	-	(2,773)	234,225	-	20,103	-	-	(10)	108,169
As at 30 June 2020	-	484	-	154,225	12,213	-	(386)	6,432	193,306	366,274
Impact of restatement (note 2)	-	-	-	3,003	(12,213)	-	-	-	3,347	(5,863)
As at 30 June 2020 (restated)	-	484	-	157,228	-	-	(386)	6,432	196,653	360,411

As at 1 January 2021	-	486	-	157,677	-	-	(349)	18,160	205,037	381,011
Profit for the period	-	-	-	-	-	-	-	-	18,426	18,426
Other comprehensive income	-	-	-	-	-	-	39	(1,735)	-	(1,696)
Total comprehensive income	-	-	-	-	-	-	39	(1,735)	18,426	16,730
Issuance of restricted shares awards (note 11)	-	3	-	776	-	-	-	-	-	779
Cash dividends (note 12)	-	-	-	-	-	-	-	-	(8,288)	(8,288)
As at 30 June 2021	-	489	-	158,453	-	-	(310)	16,425	215,175	390,232

The attached notes from 1 to 21 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

1. CORPORATE INFORMATION

International General Insurance Holdings Ltd. (“the Company”) is an exempted limited liability company registered and incorporated in Bermuda under the Companies Act of 1981 on 28 October 2019. The principal activities of the Company are to invest in companies engaged in the business of insurance and reinsurance. The Company’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda.

On 17 March 2020, the definitive business agreement between International General Insurance Holdings Limited - Dubai (“IGI”) and Tiberius Acquisition Corp. (NASDAQ: TIBR) (“Tiberius”), a publicly traded special purpose acquisition company, and certain related parties, was effective. As a result of the completion of the Business Combination, the Company became a new public company listed on the Nasdaq Capital Market under the symbol “IGIC” and owned by the former stockholders of Tiberius and the former shareholders of IGI and each of IGI and Tiberius became the Company’s subsidiaries.

The transaction is accounted for as a continuation of IGI. Under this method of accounting, while the Company is the legal acquirer of both IGI and Tiberius, IGI has been identified as the accounting acquirer of Tiberius for accounting purposes. This determination was primarily based on IGI comprising the ongoing operations of the combined company, IGI’s senior management comprising the senior management of the combined company, and the former owners and management of IGI having control of the Board of Directors of the Company following the consummation of the transaction by virtue of being able to appoint a majority of the directors of the combined company.

As Tiberius does not meet the definition of a business as defined in IFRS 3 - Business Combinations (“IFRS 3”), the purchase of the shares of the former owners of Tiberius is not within the scope of IFRS 3 and is accounted for as a share-based payment transaction in accordance with IFRS 2 - Share-based payments (“IFRS 2”). Hence, the transaction was accounted for as the continuance of IGI with recognition of the identifiable assets acquired and the liabilities assumed of Tiberius at fair value. Operations prior to the transaction are those of IGI from an accounting point of view (note 19).

The Company and its subsidiaries (together “the Group”) operate in Bermuda, United Kingdom, Jordan, Morocco, Malaysia, United Arab Emirates and the Cayman Islands.

The interim condensed consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors on 18 October 2021.

2. BASIS OF PREPARATION

The interim condensed consolidated financial statements for the six months ended 30 June 2021 have been prepared in accordance with IAS 34 - Interim Financial Reporting.

The interim condensed consolidated financial statements have been presented in United States Dollars “USD” which is also the Group’s functional currency. All values are rounded to the nearest thousand (USD ’000), except when otherwise indicated.

The interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as at 31 December 2020. In addition, results for the six months ended 30 June 2021 are not necessarily indicative of the results that may be expected for the financial year ending 31 December 2021.

The interim condensed consolidated financial statements are prepared on a going concern basis under the historical cost convention modified to include the measurement at fair value of financial assets and investment properties at fair value through profit or loss, and financial assets at fair value through other comprehensive income. financial assets measured at fair value through profit and loss include quoted funds, alternative investments and quoted equities. Financial assets at fair value through other comprehensive income include quoted and unquoted equities.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

2. BASIS OF PREPARATION (continued)

On 30 January 2020, the World Health Organization declared the outbreak of coronavirus (“COVID-19”) to be a public health emergency of international concern. This coronavirus outbreak has severely restricted the level of economic activity around the world. In response to this coronavirus outbreak, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes.

Following measures announced by local governments in March 2020, the Company implemented aspects of the Group’s business continuity plan (BCP), specifically requiring staff at all levels and in all functions to work remotely wherever practicable, and to limit the need for gatherings of staff so far as possible. The Group’s IT facilities have ensured that all of the Group’s operations have been maintained allowing the Group to function as normal. The Company expects that these operational changes will continue to be required until all employees are allowed to return to their offices in accordance with local government advice.

The full extent to which the COVID-19 pandemic may impact the Group’s results, operations or liquidity is uncertain. Management continues to monitor the impact that the COVID-19 pandemic has on the Group, the insurance industry and the economies in which the Group operates.

The stress testing conducted periodically by management since the onset of the COVID-19 pandemic indicated that the impact of COVID-19 on the Group would be manageable and not give rise to a need for management actions to protect its regulatory capital position.

The analysis and monitoring to date confirmed that the Group’s underwriting portfolio is not materially exposed to the classes of business which are largely impacted by COVID-19. This assessment is supported by the fact that as of June 30, 2021, management’s best estimates of the specific reserves in respect of COVID-19 related claims are not considered to be significant.

The Group also writes professional indemnity coverage within the casualty line of business within our specialty long-tail segment which includes a portfolio of insurance brokers on which the Group has received notifications in respect of business interruption coverage. This portfolio is predominantly written on an excess layer basis with high attachment points and, although this portfolio accounts for the majority of the COVID-19 notifications received to date, the notifications to date are considered precautionary on the part of the broker. We are not exposed to those classes of insurance most directly impacted by COVID-19 (such as life, health, travel, contingent business interruption and event cancellation). In addition, although a number of business classes including property, engineering, and ports and terminals in our specialty short-tail segment provide business interruption coverage, this coverage requires underlying insured property damage or breakdown in order to trigger a loss. One small exception is limited exposure to hotels where business interruption cover has been provided on the basis of covering “murder, suicide, loss of attraction, human infectious & contagious diseases.” The Group is less likely to have exposure in this area because these coverages are heavily sub-limited and in most cases attach at a high excess.

With respect to claims administration, the Group has not evidenced a discernible impact on the reporting and settlement of claims, as the third-party loss adjusters and other appointed experts, in conjunction with the Group’s inhouse claims function, have demonstrated an ability to adapt effectively to the virtual world in servicing claims.

In addition, the combination of a modest allocation to equities and the high quality and diversified nature of the Group’s bonds and term deposits has resulted in a minor negative mark to market adjustment in its investment portfolio. However, a material fair value revaluation loss close to 5% and 9% from the previous year end was recorded against investment properties owned directly in Jordan and through associates in Lebanon, respectively, which is in line with the overall correction seen in the regional commercial real estate valuations post pandemic.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

2. BASIS OF PREPARATION (continued)

Basis of consolidation

The interim condensed consolidated financial statements comprise the financial statements of International General Insurance Holdings Ltd. and its subsidiaries as at 30 June 2021. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

●	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)
●	Exposure, or rights, to variable returns from its involvement with the investee, and
●	The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement with the other vote holders of the investee
●	Rights arising from other contractual arrangements
●	The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

●	Derecognizes the assets (including goodwill) and liabilities of the subsidiary;
●	Derecognizes the carrying amount of any non-controlling interest;
●	Derecognizes the cumulative translation differences, recorded in equity, if any;
●	Recognizes the fair value of the consideration received;
●	Recognizes the fair value of any investment retained;
●	Recognizes any surplus or deficit in profit or loss; and
●	Reclassifies the parent’s share of components previously recognised in other comprehensive income to profit or loss or retained earnings, as appropriate.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

2. BASIS OF PREPARATION (continued)

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

The Group has the following subsidiaries and branches:

	Country of incorporation	Activity	Ownership
			30 June 2021	31 December 2020

International General Insurance Holdings Limited	United Arab Emirates	Reinsurance and insurance	100%	100%
Tiberius Acquisition Corporation	United States of America	Special purpose acquisition company	100%	100%

The following entities are wholly owned by the subsidiary International General Insurance Holdings Limited:

I.G.I Underwriting /Jordan “Exempted”	Jordan	Underwriting agency	100%	100%
North Star Underwriting Limited	United Kingdom	Underwriting agency	100%	100%
International General Insurance Co. Ltd.	Bermuda	Reinsurance and insurance	100%	100%

The following entities are wholly owned subsidiaries and branches by International General Insurance Co. Ltd. Bermuda:

Subsidiaries:
International General Insurance Company (UK) Limited	United Kingdom	Reinsurance and insurance	100%	100%
International General Insurance Company (Dubai) Ltd.	United Arab Emirates	Insurance intermediation and insurance management	100%	100%
International General Insurance Company (Europe) SE*	Malta	Reinsurance and insurance	100%	-
Specialty Malls Investment Company	Jordan	Real estate properties development and lease	100%	100%
IGI Services Ltd	Cayman Islands	Owning and chartering aircraft	100%	100%
Branches:
International General Insurance Company Ltd. - Labuan Branch	Malaysia	Reinsurance and insurance	100%	100%

*	International General Insurance Company (Europe) SE was acquired by the Group on 25 June 2021 (note 20).

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

2. BASIS OF PREPARATION (continued)

Restatement of Prior Period Comparative Figures

On 12 April 2021, the SEC released a Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (the “SEC Staff Statement”). The SEC Staff Statement highlighted potential accounting implications of certain terms that are common in warrants issued in connection with the initial public offerings of Special Purpose Acquisition Companies (“SPACs”).

After considering the SEC Staff Statement and taking account of the circumstances of the transaction with Tiberius, the Group reevaluated its accounting treatment of the Public Warrants and Private Warrants (the “Warrants”) issued in connection with the initial public offering of Tiberius Acquisition Corp. (“Tiberius”) which were originally recorded as an equity instrument in the Group’s consolidated financial statements as a result of the Business Combination that occurred on 17 March 2020 (note 19). Accordingly, management has now accounted for the Warrants under IAS 32 ‘Financial Instruments’ rather than IFRS 2 ’Share-based Payment’ and concluded that the warrants agreement governing the Group’s Warrants includes contingent settlement provisions that provide potential changes and variability to the settlement amounts of the Warrants, dependent on the characteristics of the Warrants holder and the occurrence of some uncertain future events that are not within the control of the Group. In accordance with IAS 32, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with subsequent changes in fair value recorded in the interim condensed consolidated statement of income at the end of each reporting period. Based on this re-evaluation, management concluded that the Warrants represent a derivative liability that were deemed to have been issued upon consummation of the Business Combination.

Due to this misstatement, management decided to restate the Group’s comparative figures for the six months ended 30 June 2020. As a result, the Warrants are now classified as a liability at fair value on the Group’s interim condensed consolidated statement of financial position as at 30 June 2020 and the change in the fair value of such liability in each period is recognised as a gain or loss in the Group’s interim condensed consolidated statements of income for the six months ended 30 June 2020. The correction of this misstatement resulted in a decrease in equity as at 30 June 2020 by USD 5,863 thousand and increase in liabilities with the same amount.

For the six months ended 30 June 2020, a fair value gain of USD 3,347 thousand was also recognised in the interim condensed consolidated statement of income in the restated interim condensed consolidated financial statements with a consequent increase in the amount of the retained earnings in equity. Basic and diluted earnings per share for the prior period were also restated and the amount of the correction made was an increase of USD 0.07 per share to both basic and diluted earnings per share.

There was no impact on cash from operating, financing or investing activities in the interim condensed consolidated statement of cash flows for the six months ended 30 June 2020.

The following table reflects the impact of the restatement adjustments to the specific line items presented in the Group’s previously reported interim condensed consolidated financial statements for the six months ended 30 June 2020. The amounts as previously reported were derived from the Group’s original interim condensed consolidated financial statements.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

	30 June 2020
	As previously reported	Restatement adjustments	As restated
	USD ’000	USD ’000	USD ’000
Interim condensed consolidated statements of financial position
Equity:
Warrants	12,213	(12,213)	-
Share premium	154,225	3,003	157,228
Retained earnings	193,306	3,347	196,653
Total equity	366,274	(5,863)	360,411

Liabilities:
Derivative financial liability	-	5,863	5,863
Total liabilities	800,902	5,863	806,765

Interim condensed consolidated statement of income
Change in fair value of derivative financial liability	-	3,347	3,347
Profit before tax	11,593	3,347	14,940
Profit for the period	11,160	3,347	14,507
Basic and dilutive earnings per share (USD)	0.26	0.07	0.33

Interim condensed consolidated statement of comprehensive income
Total comprehensive income for the period	13,265	3,347	16,612

Changes in accounting policies

The accounting policies used in the preparation of the interim condensed consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended 31 December 2020.

There are no new standards or amendments effective in 2021 that have a material impact on the Group’s interim condensed consolidated financial statements.

(a) CASH AND CASH EQUIVALENTS

	30 June 2021	31 December 2020
	USD ’000	USD ’000

Cash and bank balances*	169,033	120,303
Deposits with original maturities of three months or less	11,101	13,136
	180,134	133,439

*	This item includes cash in the amount of USD 5,400 thousand placed in a trust account in favor of the National Association of Insurance Commissioners (NAIC) to secure policyholders’ obligations in relation to US surplus and excess lines business licensed effective 1 April 2020 (31 December 2020: USD 5,400 thousand). In addition, this item includes a deposit in the amount of USD 5,000 thousand (31 December 2020: USD 5,000 thousand) placed in favor of the Group as collateral against reinsurance arrangements. The interest earned on this deposit is not recognised as investment income and is transferred to the reinsurance company on a semi-annual basis.

(b) TERM DEPOSITS

	30 June 2021	31 December 2020
	USD ’000	USD ’000
Deposits with original maturities over three months and less than one year	152,114	138,510
Deposits with original maturities over one year	33,702	33,702
	185,816	172,212

The deposits are denominated in US Dollars and other US Dollars pegged currencies. All deposits earned interest in the range between 0.03%-4.5% (31 December 2020: 0.2%-4.5%) and are held for varying periods between one month to less than 5 years (31 December 2020: between one month to less than 5 years) depending on the immediate cash requirements of the Group.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

4. INVESTMENTS

	30 June 2021
	Amortized Cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
	USD ’000	USD ’000	USD ’000	USD ’000

Unquoted bonds*	2,972	-	-	2,972
Quoted bonds	-	404,026	-	404,026
Quoted funds and alternative investments	-	-	11,174	11,174
Quoted equities**	-	17,600	14,339	31,939
Unquoted equities***	-	6,783	-	6,783
Expected credit losses and impairment	(397)	-	-	(397)
	2,575	428,409	25,513	456,497

	31 December 2020
	Amortized Cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
	USD ’000	USD ’000	USD ’000	USD ’000

Unquoted bonds*	3,103	-	-	3,103
Quoted bonds	-	390,918	-	390,918
Quoted funds and alternative investments	-	-	9,791	9,791
Quoted equities**	-	14,935	12,989	27,924
Unquoted equities***	-	6,748	-	6,748
Expected credit losses and impairment	(397)	-	-	(397)
	2,706	412,601	22,780	438,087

The movement on the expected credit losses and impairment provision for the bonds at amortized cost is as follows:

	30 June 2021	31 December 2020
	USD ’000	USD ’000

Opening balance	397	268
Addition of provision for investment in debt securities	-	129
Ending balance	397	397

The addition of allowance for bonds at FVTOCI for the period ended 30 June 2021 of USD 32 thousand (note 13) does not change the carrying amount of these investments (which are measured at fair value but gives rise to an equal and opposite gain in OCI).

*	The Group has an investment in an unquoted bond denominated in JOD (USD pegged currency) issued by ’Specialized Investment Compound Co.,’ a local company based in Jordan, which had an original maturity date of 22 February 2016. However, this company is currently under liquidation, due to which 85% of the original bond holdings with a nominal value amounting to USD 1,236 thousand were not paid on that maturity date.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

4. INVESTMENTS (continued)

These bonds are backed up by collateral in the form of real estate properties. However, the Group management has provided USD 397 thousand to cover any potential impairment in the value of the collateral held against said investment by discounting the expected future cash flows generated from the underlying bond collaterals which mainly represent rental income.

**	In 2020, the Group has sold part of its holdings in a quoted equity at fair value through OCI to take advantage of the increase in the market value of the investee. The quoted equities were purchased in 2011 and held as a long-term investment. Upon disposal, the fair value of the sold shares was USD 3,859 thousand and the cumulative fair value change of USD 2,341 thousand remained in the fair value reserve.

***	The Group has two unquoted equity investments under level 3 designated at fair value through OCI valued at USD 6,427 thousand (31 December 2020: USD 6,314 thousand) and USD 356 thousand (31 December 2020: USD 434 thousand).

As at 30 June 2021 and 31 December 2020, the Group has measured the fair value of the unquoted investment valued at USD 6,427 thousand (31 December 2020: USD 6,314 thousand) by adopting a market valuation approach namely ‘multiples-based valuation’ whereby earnings-based multiples of comparable companies were considered for the valuation.

As at 30 June 2021, the Group has measured the fair value of the unquoted investment valued at USD 434 thousand (31 December 2020: USD 434 thousand), by adopting a market valuation approach namely ‘multiples-based valuation’ whereby earnings-based multiples of comparable companies were considered for the valuation. For the year ended 31 December 2020, the Group has measured the fair value of the unquoted investment by considering an official sale offer received subsequent to year-end, which did not materialize in 2021.

There are no active markets for these investments.

The table below shows the sensitivity of the fair value of Level 3 financial assets as at 30 June 2021 and 30 June 2020:

	%	Positive impact	Negative impact	Valuation variables
		USD ’000	USD ’000
30 June 2021	+/-10	676	(676)	Market multiples applied to a range of financial performance measures****
30 June 2020	+/-10	572	(572)	Market multiples applied to a range of financial performance measures****

****	As at 30 June 2021, the fair value measurement of the unquoted equity investment valued at USD 6,427 thousand (30 June 2020: USD 6,504 thousand) was based on a combination of valuation multiples, with greater weight given to price to book value multiple. This has implied an equity value range of USD 5,778 thousand to USD 7,076 thousand (30 June 2020: USD 6,011 thousand to USD 6,997 thousand).

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

5. INVESTMENTS IN ASSOCIATES

The Group holds 32.7% equity ownership interest in companies registered in Lebanon as shown below, the investments in associated companies are accounted for using the equity method:

	Country of incorporation	Ownership
		30 June 2021	31 December 2020

Star Rock SAL Lebanon	Lebanon	32.7%	32.7%
Sina SAL Lebanon	Lebanon	32.7%	32.7%
Silver Rock SAL Lebanon	Lebanon	32.7%	32.7%
Golden Rock SAL Lebanon	Lebanon	32.7%	32.7%

Movement on investments in associates is as follows:

	30 June 2021	31 December 2020
	USD ’000	USD ’000

Opening balance	11,583	13,062
Share of associated companies’ financial results	35	(79)
Investment properties’ fair value adjustment	(1,091)	(1,902)
Foreign exchange gain arising from revaluation of associated companies	1,314	-
Reversal of provision for contingent liabilities	-	502
Share of profit (loss) from associates	258	(1,479)
	11,841	11,583

The associates’ main business is investing in investment properties located in Beirut, Lebanon. The investment properties of the associates are stated at fair value to bring the associated companies’ accounting policies in line with that of the Group’s. The fair values of the investment properties have been determined by management and in doing so, management has considered valuation performed by third party specialist. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The unit of comparison applied by the Group is the price per square meter (sqm) which represents the significant unobservable input used in the valuation process.

All the investment properties generated rental income during the current period and the prior years.

The sensitivity of the Group’s interim condensed consolidated statement of income for the six months periods ended 30 June 2021 and 2020 to the change in the price used for the valuation of the investment properties owned by the associates was as follows:

	%	Impact on interim condensed consolidated statement of income for the increase in price per square meter	Impact on interim condensed consolidated statement of income for the decrease in price per square meter
		USD ’000	USD ’000

30 June 2021	+/- 20	3,796	(3,796)
30 June 2020	+/- 20	2,757	(2,757)

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

6. OUTSTANDING CLAIMS

Movement in outstanding claims

	30 June 2021			31 December 2020
	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
At the beginning of the period / year
Reported claims	312,334	(160,373)	151,961	292,722	(163,191)	129,531
Claims incurred but not reported	179,921	(27,112)	152,809	120,331	(13,021)	107,310
	492,255	(187,485)	304,770	413,053	(176,212)	236,841

Claims paid	(49,917)	13,819	(36,098)	(134,761)	51,018	(83,743)
Provided during the period / year related to current accident year	124,862	(33,273)	91,589	225,950	(68,135)	157,815
Provided during the period / year related to previous accident years	(22,099)	20,376	(1,723)	(11,987)	5,844	(6,143)
At the end of the period / year	545,101	(186,563)	358,538	492,255	(187,485)	304,770

At the end of the period / year
Reported claims	325,578	(143,973)	181,605	312,334	(160,373)	151,961
Claims incurred but not reported	219,523	(42,590)	176,933	179,921	(27,112)	152,809
	545,101	(186,563)	358,538	492,255	(187,485)	304,770

7. INVESTMENT PROPERTIES

The following table includes summarized information of the Group’s investment properties:

	30 June 2021
	Commercial building	Lands*	Total
	USD ’000	USD ’000	USD ’000

Opening balance	18,168	1,844	20,012
Additions	23	-	23
Sale of investment properties	-	(432)	(432)
Fair value adjustment	(815)	-	(815)
Ending balance	17,376	1,412	18,788

	31 December 2020
	Commercial building	Lands*	Total
	USD ’000	USD ’000	USD ’000

Opening balance	20,063	5,649	25,712
Additions	32	42	74
Sale of investment properties	-	(3,739)	(3,739)
Fair value adjustment	(1,899)	(108)	(2,007)
Foreign currency adjustment	(28)	-	(28)
Ending balance	18,168	1,844	20,012

*	Lands amounting to USD 1,412 thousand as at 30 June 2021 (31 December 2020: USD 1,844 thousand) are registered in the name of a former Director. The Group has obtained a proxy and has full control over these investment properties (note 14).

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

7. INVESTMENT PROPERTIES (continued)

In 2021, the Group sold a number of plots with total carrying value of USD 432 thousand (30 June 2020: USD 1,277 thousand) and recognized a loss of USD 1 thousand (30 June 2020: loss of USD 41 thousand).

The fair values of investment properties have been determined by management and in doing so has considered a valuation performed by third parties who are specialists in valuing these types of investment properties. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The management believes that this valuation technique falls under level 3 of the fair value hierarchy since investment properties market is not very active.

The sensitivity of the Group’s interim condensed consolidated statement of income for the six months periods ended 30 June 2021 and 2020 to the change in the price used for the valuation of the investment properties was as follows:

	%	Average price per square meter	Impact on interim condensed consolidated statement of income for the increase in price per square meter	Impact on interim condensed consolidated statement of income for the decrease in price per square meter
		USD	USD ’000	USD ’000
Commercial building

30 June 2021	+/- 10	971	1,735	(1,735)
30 June 2020	+/- 10	1,094	1,957	(1,957)

	%	Average price per square meter	Impact on interim condensed consolidated statement of income for the increase in price per square meter	Impact on interim condensed consolidated statement of income for the decrease in price per square meter
		USD	USD ’000	USD ’000
Lands

30 June 2021	+/- 10	188	141	(141)
30 June 2020	+/- 10	195	419	(419)

8 (a). PROPERTY, PREMISES AND EQUIPMENT

The additions to the property and equipment during the six-months period ended 30 June 2021 were USD 267 thousand (30 June 2020: USD 115 thousand). The depreciation expense for the six-months period ended 30 June 2021 was USD 634 thousand (30 June 2020: USD 632 thousand).

Pursuant to the application of IFRS 16 -Lease, the Group has recognized a total amount of USD 3,101 thousand as a right-of-use assets for the leased offices (31 December 2020: USD 2,914 thousand). During the period ended 30 June 2021, interest expense amounted to USD 91 thousand (30 June 2020: USD 49 thousand) and depreciation expense of USD 565 thousand (30 June 2020: USD 278 thousand) was recognized for the leased assets.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

8 (b). INTANGIBLE ASSETS

The additions to the intangible assets during the six-months period ended 30 June 2021 were USD 1,420 thousand (30 June 2020: USD 6 thousand). The amortization expense for the six-months period ended 30 June 2021 was USD 672 thousand (30 June 2020: USD 213 thousand).

9. DERIVATIVE FINANCIAL LIABILITY

In connection with the Business Combination (note 19), the Group issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius (the “Public Warrants”) and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo Re Ltd., a Bermuda exempted company (the “Private Warrants”).

No Public or Private Warrants have been exercised or redeemed since originally issued and until the date of these interim condensed consolidated financial statements.

Upon initial recognition, the fair value of the Warrants has been determined using a combination of a market approach and valuation technique performed by an independent third-party valuation specialist (for further details refer to note 19). Based on that, the estimated fair value of the Warrants was USD 9,210 thousand.

As at 30 June 2021 and 31 December 2020, the Warrants were valued using the market quoted price on Nasdaq.

The table below illustrates the movement on the Warrants during the period / year:

	30 June 2021	31 December 2020
	USD ’000	USD ’000

Fair value of Warrants at the beginning of the period / Initial recognition of Warrants at the close of the Business Combination - now reclassified from equity to a liability	13,628	9,210
Change in fair value for the period / year	3,795	4,418
Fair value of Warrants at the end of the period / year	17,423	13,628

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

10. COMMON SHARES

Under the Amended and Restated Bye-laws, the authorized share capital of the Group consists of 750,000,000 common shares, par value USD 0.01 per share, and 100,000,000 preference shares, par value USD 0.01 per share. As at 31 December 2019 as well as immediately prior to the closing of the Business Combination on 17 March 2020 (the “Closing”), the Company was authorized to issue 1,000 common shares, USD 0.01 par value per share and 1,000 preference shares, USD 0.01 par value per share, and there was one common share issued and outstanding and no preference shares issued and outstanding. As at 17 March 2020, subsequent to the Closing, and as at 31 December 2020, the authorized share capital was increased and there were 48,447,306 common shares issued and outstanding (including 3,012,500 common shares (“Earnout Shares”) subject to vesting but which are issued and outstanding for purposes of voting and receipt of dividends), and no preference shares issued and outstanding. All of the issued and outstanding common shares are fully paid.

In connection with the finalization of the purchase price under the Business Combination Agreement, all escrow shares were released from escrow and 8,555 shares were cancelled.

The following table sets out the number of common shares issued and outstanding as at 30 June 2021 and 31 December 2020:

	30 June 2021
	No. of shares	Par value
		USD ’000
Common shares (par value of USD 0.01)	45,471,084	455
Earnout shares* (par value of USD 0.01)	3,012,500	30
Restricted shares awards (par value of USD 0.01) (note 11)	399,857	4
	48,883,441	489

	31 December 2020
	No. of shares	Par value
		USD ’000
Common shares (par value of USD 0.01)	45,426,251	455
Earnout shares* (par value of USD 0.01)	3,012,500	30
Restricted shares awards (par value of USD 0.01) (note 11)	134,500	1
	48,573,251	486

*

The Earnout Shares are subject to vesting at stock prices ranges from USD 11.50 to USD 15.25. The Earnout Shares are considered outstanding shares and have dividend and voting rights. However, the Earnout Shares are non-transferable by their holders until they vest and, if the Earnout Shares do not vest on or prior to 17 March 2028, they will be cancelled by the Company.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

11. SHARE-BASED PAYMENTS

On 3 June 2020, the Board of Directors approved the Group’s share-based employee compensation plan, the 2020 Omnibus Incentive Plan (“the Plan”). Under the Plan, the following awards may be granted:

-	Options to buy Common Shares (“Stock Options”), which may be either incentive stock options (“Incentive Stock Options” or “ISOs”) qualified under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or non-qualified stock options (“Non-Qualified Stock Options” or “NQSOs”), which do not satisfy the requirements of Incentive Stock Options;
-	Share appreciation rights (“SARs”) (including tandem, non-tandem and limited SARs);
-	Restricted shares awards (“Restricted Shares Awards”);
-	Performance awards denominated in Common Shares or cash (“Performance Awards”);
-	Other share-based awards (“Other Share-Based Awards”), including but not limited to restricted share units (“RSUs”); and
-	Other cash-based awards (“Other Cash-Based Awards”).

On 30 September 2020, the Board of Directors approved the grant of 134,500 restricted shares (the “Restricted Shares Awards”) to certain participants (designated employees) with the following salient features:

Grant date	7 October 2020
First vesting date (tranche 1)	2 January 2021
Second vesting date (tranche 2)	2 January 2022
Third vesting date (tranche 3)	2 January 2023
Total number of restricted shares awards	134,500
Number of restricted shares awards vesting each period	44,833
Grant date fair value (USD)	7.896

On 16 February 2021, the Board of Directors approved the grant of 180,000 restricted shares to certain participants (designated employees) with the following salient features:

Grant date	16 February 2021
First vesting date (tranche 1)	2 January 2022
Second vesting date (tranche 2)	2 January 2023
Third vesting date (tranche 3)	2 January 2024
Total number of restricted shares awards	180,000
Number of restricted shares awards vesting each period	60,000
Grant date fair value (USD)	7.940

On 31 March 2021, the Board of Directors approved the grant of 132,190 restricted shares to Wasef Jabsheh (designated employee) with the following salient features:

Grant date	31 March 2021
First vesting date (tranche 1)	2 January 2022
Second vesting date (tranche 2)	2 January 2023
Third vesting date (tranche 3)	2 January 2024
Total number of restricted shares awards	132,190
Number of restricted shares awards vesting each period	44,063
Grant date fair value (USD)	8.170

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

11. SHARE-BASED PAYMENTS (continued)

Grant date fair values represent the closing quoted prices of the Company’s share on Nasdaq on the dates when awards were officially communicated to the participants and shall be applicable for all the three vesting tranches.

Participant’s continued service with the Company or any of its Subsidiaries on each applicable vesting date is the only vesting condition to be met. There is no other performance related condition attached to the vesting of shares.

The movement on the number of restricted shares during the period / year is as follows:

	30 June 2021	31 December 2020

Balance at 1 January	134,500	-
Restricted shares granted	312,190	134,500
Restricted shares vested	(44,833)	-
Restricted shares forfeited	(2,000)	-
Balance at end of the period / year	399,857	134,500

The Company has applied the graded vesting method in recognition of share-based payment expense. Accordingly, the Company has assessed the expected length of service period from date of shares grant until end of each vesting period respectively and considered this to determine proportionate earnout shares at 30 June 2021 and 31 December 2020 attributed to each vesting tranche.

Number of earnout shares to be considered for accounting purposes at year end for each tranche are as follow:

	Grant	Days from grant date	Earn out shares from first vesting (tranche 1)	Earn out shares from second vesting (tranche 2)	Earn out shares from third vesting (tranche 3)	Total
30 June 2021	30 September 2020 grant	267	1,019	17,324	9,594	27,937
	16 February 2021 grant	92	14,582	6,304	4,022	24,908
	31 March 2021 grant	135	25,234	11,807	7,707	44,748
	Total		40,835	35,435	21,323	97,593

31 December 2020	30 September 2020 grant	88	43,814	8,511	4,714	57,039

Accordingly, total earnout shares of 97,593 at 30 June 2021 (31 December 2020: 57,039) are measured at the shares grant date fair value to arrive at expense recognized for the share based payment. For the period ended 30 June 2021, share-based payments expense of USD 779 thousand (30 June 2020: Nil) was recorded in the interim condensed consolidated statement of income with a corresponding credit to common shares and share premium as shown in the interim condensed consolidated statement of changes in equity.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

12. CASH DIVIDENDS

Cash dividends declared and paid:

The Board of Directors resolved to pay the following dividends for the period ended 30 June 2021:

-	On 25 March 2021: USD 8,288 thousand (Dividend per share: USD 0.17)

There were no dividends paid or declared during the six months period ended 30 June 2020.

There are no cash dividends declared but not paid as at 30 June 2021 and 31 December 2020.

13. Net INVESTMENT InCOME

	For the six months ended 30 June
	2021	2020
	USD ’000	USD ’000

Interest income	7,742	5,412
Dividends from equities at FVTOCI	43	84
Dividends from equities at FVTPL	456	357

Realized gains and losses on investments

Realized loss on sale of bonds at FVTOCI	(321)	(113)
Realized gain on sale of equities and mutual funds at FVTPL	484	1,639

Unrealized gains and losses on investments

Unrealized gain (loss) on revaluation of financial assets at FVTPL	2,128	(2,854)

Gains and losses from investment properties

Realized loss on sale of investment properties	(1)	(41)
Unrealized loss on investment properties	(815)	(724)
Rental income	89	84

Expected credit losses on investments

Expected credit loss on financial assets at FVOCI	(32)	(65)
Expected credit loss on financial assets at amortized cost	-	(1)

Investments custodian fees and other investments expenses	(443)	(726)
	9,330	3,052

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

14. Related party transactions

Related parties represent major shareholders, associates, directors and key management personnel of the Group and entities controlled, jointly controlled or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Group’s management.

◾	Compensation of key management personnel of the Group for the period ended 30 June 2021, consisting of salaries and benefits was USD 2,280 thousand (30 June 2020: USD 2,249 thousand). Out of the total amount of key management personnel compensation, an amount of USD 538 thousand (30 June 2020: USD 887 thousand) represents long-term benefits. Out of these long-term benefits, an amount of USD 538 thousand of long-term benefits represents earn out value of share-based expenses as of 30 June 2021 (30 June 2020: USD Nil) resulting from the issuance of restricted shares awards to key management personnel during the period pursuant to the ‘International General Insurance Holdings Ltd. 2020 Omnibus Incentive Plan’ (note 11). In addition, USD Nil (30 June 2020: USD 887 thousand) represent a phantom share option plan linked to the value of an ordinary share of the Group. The said plan was terminated during 2020 as a result of a ‘change in control’ as defined in the plan whereby all outstanding phantom shares were immediately vested and exercisable on the business combination date of 17 March 2020. All option holders opted for cash payment of exercisable phantom shares per the terms of plan.

Post completion of the Business Combination, the Group has reviewed its list of ‘key management personnel’ in accordance with IAS 24 (Related Party Disclosures) requirements and accordingly considered the persons who were named as executive officers of the company in its SEC filings as ‘Key management personnel’. Those officers have the authority and responsibility for planning, directing, and controlling the activities of the Group. In addition, they represent the Group’s executive committee which acts in the capacity of chief operating decision maker (note 18).

◾	The Group has paid aircraft management fees and chartering revenues commission in the amount of USD 131 thousand (30 June 2020: USD 52 thousand) to Arab Wings Co. where a shareholder has a controlling interest. As at 30 June 2021, there was an amount of USD 181 thousand receivable from Arab Wings Co. (31 December 2020: Receivable of USD 37 thousand).

◾	No balances from key management personnel of the Group were due as at 30 June 2021 and 31 December 2020.

◾	Included within the investment properties (note 7) are lands with a total amount of USD 1,412 thousand as at 30 June 2021 (31 December 2020: USD 1,844 thousand) registered in the name of a former Director of the Group. The Group has obtained a proxy and has full control over these investment properties.

◾	In connection with the Business Combination (note 19) the Group issued 4,000,000 warrants in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh (the Chief Executive Officer and Chairman of the Board of Directors) (note 9). As at 30 June 2021, none of the Warrants has been exercised or redeemed since originally issued.

15. EaRNINGS PER SHARE

Basic earnings per share represents the profits attributable to the ordinary shareholders divided by the weighted average number of common shares outstanding during the periods.

Diluted earnings per share represents the profits attributable to the ordinary shareholders divided by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

As at 30 June 2021, part of the restricted shares awards were unvested. However, since these shares contain a nonforfeitable rights to dividends, whether paid or unpaid, they are considered as participating securities and hence included in the computation of both basic and diluted earnings per share.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

15. EaRNINGS PER SHARE (continued)

At the closing of the Business Combination, the Group issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo Re Ltd., a Bermuda exempted company (note 19). The Warrants were not included in the calculation of the diluted earnings per share, as the average market price of ordinary shares during the period has not exceeded the exercise price of the Warrants and therefore their effect would be antidilutive.

The following table shows the calculation of the basic and diluted earnings per share for the six months ended 30 June 2021 and 2020.

	For the six months ended 30 June
	2021	2020
		(Restated)
Profit for the period (USD ’000)	18,426	14,507
Less: profit attributable to the Earnout Shares (USD ’000)	(1,135)	(902)
Less: profit attributable to the restricted shares awards (note 11) (USD ’000)	(168)	-
Net profit available to common shareholders (USD ’000)	18,677	13,605

Weighted average number of shares – basic and diluted	45,470,835	40,630,159

Basic and diluted earnings per share (USD)	0.38	0.33

16. COMMITMENTS AND CONTINGENCIES

As at 30 June 2021, the Group is contingently liable for the following:

◾	Letters of Credit amounting to USD 9,193 thousand to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with the reinsurance arrangements (31 December 2020: USD 7,994 thousand).

◾	Letter of Guarantee amounting to USD 334 thousand to the order of Friends Provident Life Assurance Limited for collateralizing a rent payment obligation in one of the Group entity’s office premises (31 December 2020: USD 321 thousand).

Litigation

The Group was engaged in an arbitration proceeding at 31 December 2020 with certain reinsurers represented by an underwriting agent (“agent”) with respect to certain matters related to the Group’s outward reinsurance programme for the years 2012 to 2017.

The Group commenced the arbitration proceeding with the agent for these reinsurers after they failed to make payment of approximately USD 5.7 million which the Group believes is due from them (based on figures as at 30 June 2019). As at 31 December 2020, the Group was seeking to recover approximately USD 15.3 million from the reinsurers, plus interest and legal costs. In response, the agent alleged that certain matters were not adequately disclosed and was seeking to void the policies. The Group believes that the allegations were without merit and committed to vigorously defend itself in this matter. Accordingly, no provision for any liability was recorded in the prior year consolidated financial statements as at 31 December 2020. The arbitration hearing was scheduled for April 2021.

Before the start of the final hearing in April 2021, the matters under arbitration were resolved (and the arbitration discontinued) between the Group and reinsurers. The outward reinsurance policies remain in full force and effect. The resolution has no material impact on the Group’s business, results of operations or financial condition.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

17. Fair value

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

	30 June 2021
	Level 1	Level 2	Level 3	Total
	USD ’000	USD ’000	USD ’000	USD ’000
Assets measured at fair value:
FVTPL	25,513	-	-	25,513
Quoted equities at FVOCI	17,600	-	-	17,600
Quoted bonds at FVOCI	404,026	-	-	404,026
Unquoted equities at FVOCI*	-	-	6,783	6,783
Investment properties	-	-	18,788	18,788
	447,139	-	25,571	472,710
Liabilities measured at fair value:
Derivative financial liability	17,423	-	-	17,423

	31 December 2020
	Level 1	Level 2	Level 3	Total
	USD ’000	USD ’000	USD ’000	USD ’000
Assets measured at fair value:
FVTPL	22,780	-	-	22,780
Quoted equities at FVOCI	14,935	-	-	14,935
Quoted bonds at FVOCI	390,918	-	-	390,918
Unquoted equities at FVOCI*	-	-	6,748	6,748
Investment properties	-	-	20,012	20,012
	428,633	-	26,760	455,393
Liabilities measured at fair value:
Derivative financial liability	13,628	-	-	13,628

*	Reconciliation of fair value of the unquoted equities under level 3 fair value hierarchy is as follows:

	30 June 2021	31 December 2020
	USD ’000	USD ’000

Balance at the beginning of the period / year	6,748	5,794
Purchases	-	1,503
Total losses recognized in OCI	35	(549)
Balance at the end of the period / year	6,783	6,748

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

18. Segment Reporting

The Group’s chief operating decision maker (“CODM”) is the Executive Committee, which periodically reviews financial information at the business line level. Thus, each of the business lines in which the Group operates are considered operating segments.

The Group has aggregated operating segments into the following reporting segments for the purposes of its interim condensed consolidated financial statements:

1.	Specialty Long tail (comprising business lines with underwriting risks assumed in form of liability insurance and of a long-term nature with respect to related claims).

2.	Specialty Short tail (comprising business lines with underwriting risks assumed in the form of property and specialty line insurance and of a short-term nature with respect to related claims).

3.	Reinsurance which covers the inward reinsurance treaty and is a single operating segment.

The Group is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to: (i) nature of products, (ii) similarities of customer base, products, underwriting processes and outward reinsurance processes, (iii) regulatory environments and (iv) distribution methods.

Segment performance is evaluated based on net underwriting results and is measured consistently with the overall net underwriting results in the interim condensed consolidated financial statements.

The Group also has general and administrative expenses, net investment income, gain/loss on foreign exchange, other expenses/revenues, change in fair value of derivative financial liability and tax expense. These financial items are presented under “Corporate and Other” in the tables below as the Group does not allocate them to individual reporting segments.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

18. Segment Reporting (continued)

a)	Segment disclosure for the Group’s consolidated operations is as follows:

	For the period ended 30 June 2021
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000

Underwriting revenues
Gross written premiums	101,286	150,930	14,556	266,772	-	266,772
Reinsurer’s share of insurance premiums	(26,847)	(53,231)	-	(80,078)	-	(80,078)
Net written premiums	74,439	97,699	14,556	186,694	-	186,694
Net change in unearned premiums	8,325	(23,932)	(3,270)	(18,877)	-	(18,877)
Net premiums earned	82,764	73,767	11,286	167,817	-	167,817

Underwriting deductions
Net policy acquisition expenses	(13,994)	(13,603)	(1,792)	(29,389)	-	(29,389)
Net claims and claim adjustment expenses	(46,176)	(36,741)	(6,949)	(89,866)	-	(89,866)
Net underwriting results	22,594	23,423	2,545	48,562	-	48,562

General and administrative expenses	-	-	-	-	(29,284)	(29,284)
Net investment income	-	-	-	-	9,330	9,330
Share of profit from associates	-	-	-	-	258	258
Impairment loss on insurance receivables	-	-	-	-	(1,121)	(1,121)
Other revenues	-	-	-	-	1,021	1,021
Other expenses	-	-	-	-	(1,438)	(1,438)
Change in fair value of derivative financial liability	-	-	-	-	(3,795)	(3,795)
Loss on foreign exchange	-	-	-	-	(3,175)	(3,175)
Profit (loss) before tax	22,594	23,423	2,545	48,562	(28,204)	20,358
Income tax	-	-	-	-	(1,932)	(1,932)
Profit (loss) for the period	22,594	23,423	2,545	48,562	(30,136)	18,426

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

18. Segment Reporting (continued)

	For the period ended 30 June 2020
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000

Underwriting revenues
Gross written premiums	82,986	142,080	11,435	236,501	-	236,501
Reinsurer’s share of insurance premiums	(12,455)	(53,424)	-	(65,879)	-	(65,879)
Net written premiums	70,531	88,656	11,435	170,622	-	170,622
Net change in unearned premiums	(6,133)	(25,156)	(3,083)	(34,372)	-	(34,372)
Net premiums earned	64,398	63,500	8,352	136,250	-	136,250

Underwriting deductions
Net policy acquisition expenses	(12,830)	(11,671)	(1,369)	(25,870)	-	(25,870)
Net claims and claim adjustment expenses	(32,105)	(30,508)	(1,674)	(64,287)	-	(64,287)
Net underwriting results	19,463	21,321	5,309	46,093	-	46,093

General and administrative expenses	-	-	-	-	(22,423)	(22,423)
Net investment income	-	-	-	-	3,052	3,052
Share of loss from associates	-	-	-	-	(439)	(439)
Impairment loss on insurance receivables	-	-	-	-	(2,178)	(2,178)
Other revenues	-	-	-	-	117	117
Other expenses	-	-	-	-	(605)	(605)
Change in fair value of derivative financial liability	-	-	-	-	3,347	3,347
Listing related cost	-	-	-	-	(3,366)	(3,366)
Loss on foreign exchange	-	-	-	-	(8,658)	(8,658)
Profit (loss) before tax	19,463	21,321	5,309	46,093	(31,153)	11,593
Income tax	-	-	-	-	(433)	(433)
Profit (loss) for the period (restated)	19,463	21,321	5,309	46,093	(31,586)	14,507

b)	Non – current operating assets information by geography as at 30 June 2021 and 31 December 2020 are as follows:

	30 June 2021	31 December 2020
	USD ’000	USD ’000

Middle East	33,567	34,631
North Africa	357	72
UK	3,199	3,112
Asia	51	75
	37,174	37,890

Non-current assets for this purpose consist of property, plant and equipment, right-of-use assets, investment properties and intangible assets.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

19. Business COMBination

On 17 March 2020, the definitive business agreement between International General Insurance Holdings Limited - Dubai (“IGI”) and Tiberius Acquisition Corp. (NASDAQ: TIBR) (“Tiberius”), a publicly traded special purpose acquisition company, and certain related parties, was effective (the “Business Combination”). As a result of the completion of the Business Combination, the Company became a new public company owned by the former stockholders of Tiberius and the former shareholders of IGI. Consequently, IGI and Tiberius became the Company’s subsidiaries.

Furthermore, in accordance with the Business Combination, USD 80,000 thousand of the transaction consideration was paid in cash to IGI former shareholders and accounted for as an adjustment against share premium in the consolidated statement of changes in equity.

At the closing of the Business Combination, the Company:

1)	Issued (1) 29,759,999 common shares to former shareholders of IGI in exchange for their IGI shares and (2) 18,687,307 common shares to former stockholders of Tiberius, including (I) 9,339,924 common shares issued in exchange for public shares of Tiberius common stock that remained outstanding and not redeemed immediately prior to the closing of the Business Combination, (ii) 4,132,500 common shares issued in exchange for Tiberius founder shares, including 3,012,500 common shares (“Earnout Shares”) subject to vesting at prices ranging from USD 11.50 to USD 15.25 per share, (iii) 2,900,000 common shares issued in exchange for shares of Tiberius common stock that were issued to certain investors in a private placement pursuant to forward purchase agreements, and (iv) 2,314,883 common shares issued in exchange for shares of Tiberius common stock that were issued to certain investors in a private placement.

In connection with the finalization of the purchase price under the Business Combination Agreement, all escrow shares issued to former shareholders of IGI were released from escrow and 8,555 shares were cancelled. Following the cancellation, the Group has 48,438,751 shares outstanding (including the 3,012,500 unvested shares).

Simultaneously with the execution of the Business Combination, out of total Earnout Shares issued to Tiberius founder shareholders, 1,170,348 shares were transferred to certain former shareholders of IGI.

The following table sets out the number of common shares issued in connection with the Business Combination:

	No. of shares	Par value of 0.01 USD
		USD ’000
Common shares issued to former shareholders of IGI	29,751,444	298
Common shares issued to former stockholders of Tiberius *	15,674,807	157
Unvested shares transferred to certain former shareholders of IGI	1,170,348	12
Unvested Tiberius Founder shares	1,842,152	18
	48,438,751	485

*	This item includes 1,120,000 shares that were subject to a one year lock-up restriction post the closing date of the Business Combination.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

19. BUSINESS COMBINATION (continued)

2)	In addition, on 17 March 2020 the Company issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo Re Ltd., a Bermuda exempted company (note 9).

3)	Eliminated IGI issued share capital in the amount of USD 143,376 thousand that ceased to exist upon consummation of the Business Combination.

4)	Eliminated IGI treasury shares in the amount of USD 20,103 thousand.

5)	Eliminated IGI additional paid in capital in the amount of USD 2,773 thousand.

6)	Adjusted the share premium as a result of the issuance of the common shares and warrants.

Accounting for the Business Combination

The transaction was accounted for as a continuation of International General Insurance Holdings Limited - Dubai (“IGI”). Under this method of accounting, while the Company is the legal acquirer of both IGI and Tiberius, IGI has been identified as the accounting acquirer of Tiberius for accounting purposes. This determination was primarily based on IGI comprising the ongoing operations of the combined company, IGI senior management comprising the senior management of the combined company, and the former owners and management of IGI having control of the Board of Directors following the consummation of the transaction by virtue of being able to appoint a majority of the directors of the combined company. As Tiberius does not meet the definition of a business as defined in IFRS 3 - Business Combinations (“IFRS 3”), the purchase of the shares of the former owners of Tiberius is not within the scope of IFRS 3 and is accounted for as a share-based payment transaction in accordance with IFRS 2- Share-based payments (“IFRS 2”). Hence, the transaction was accounted for as the continuance of IGI with recognition of the identifiable assets acquired and the liabilities assumed of Tiberius at fair value. Operations prior to the transaction are those of IGI from an accounting point of view.

Fair value measurement of the equity instruments issued in connection with the Business Combination

In connection with the business combination, equity instruments that were issued as a share-based consideration to Tiberius were as follows:

(a)	Quoted common shares

(b)	Founder shares subject to a one year lock-up restriction

(c)	Earnout shares subject to vesting at differential price range

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

19. BUSINESS COMBINATION (continued)

Under IFRS 2, fair values of above-mentioned equity instruments issued to Tiberius was compared to fair value of Tiberius identifiable net assets acquired (representing net cash received by IGI and its former shareholders net of the liabilities assumed by IGI in the form of the Public Warrants which represent financial instruments issued to former stockholders of Tiberius) in order to determine gain or loss on acquisition on 17 March 2020 (the valuation date).

In order to assess the appropriateness of using the closing quoted market price of Tiberius common stock on Nasdaq as a representative of the fair value of the common shares on the valuation date, management has performed liquidity assessment of Tiberius stock prior to the Business Combination from 11 March 2020 (being the last date of redemption rights available to Tiberius shareholders) until the valuation date.

Management does not consider the quoted Tiberius price to be an appropriate representation of fair value based on the illiquidity observed in the quoted price over the period.

Instead, management has appointed an independent third-party valuation specialist to perform a valuation using a market approach to estimate the fair value of equity instruments issued to Tiberius’s stockholders. Accordingly, as an alternative valuation technique, IGI Common Shares (“Common Shares”) were valued using a market multiples approach, namely ‘Price- To- Book ratio’ multiples benchmarked against ‘Return on Equity’ and consequentially corroborated using ‘Price -To- Earnings’ multiples of each comparable company.

For the shares that are subject to one-year transfer restriction, fair value is determined after applying a lock-in discount to the fair value determined for the common shares.

For purposes of determining the fair value of the Earnout Shares, a ‘Monte Carlo’ simulation approach was adopted to address the uncertainty of the time at which the shares will vest. In addition, this approach considers the share price as at the closing date, the threshold price, expected volatility (estimated using historical share price movements of comparable companies), expected dividend yield, the risk-free rate, and the earnout period.

Based on the above, the following table summarizes the fair value of the equity instruments issued to Tiberius stockholders at the close of the Business Combination based on a market approach valuation:

Equity Instruments	No. of shares/warrants	Fair value per share/warrant	Fair value
		USD	USD ’000
Common shares	14,554,807	6.85	99,715
Vested Founder shares subject to a one year lock-up restriction post Business Combination closing date	1,120,000	6.39	7,156
Unvested Tiberius Founder shares	1,842,152	3.48	6,407

Total Value of Consideration			113,278

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

19. BUSINESS COMBINATION (continued)

Under IFRS 2, the transaction was measured at the fair value of the common shares deemed to have been issued by IGI for the ownership interest in the Company to be the same as if the transaction had taken the legal form of IGI acquiring 100% of Tiberius. The difference between the fair value equity instruments (common shares) “Value of Consideration” issued by IGI to Tiberius and the fair value of the later identifiable net assets acquired (representing net cash received by IGI and its former shareholders net liabilities assumed by IGI in the form of the Public Warrants which represent financial instruments issued to former stockholders of Tiberius) represents a bargain purchase. However, since the transaction is accounted for under IFRS 2 and the outcome of fair value measurement represents a ‘bargain’ and not an ‘expense’, there is no listing expense to be recognized for the services received by IGI in connection with the transaction.

Using the fair valuation of the Common Shares (discussed above) as an input, the Public Warrants were valued as ‘American-style’ call options using a binomial tree approach on the valuation date.

The details of Tiberius net assets acquired are shown below:

Description	USD ’000
Cash proceeds received	120,821
Less: liabilities assumed in the form of the Public Warrants (12,750,000 Public Warrants at fair value of USD 0.53 per warrant)	(6,807)
Net assets acquired	114,014

The following table illustrates the difference between the total Value of Consideration and net assets acquired at the closing date of the Business Combination.

Description	USD ’000
Value of Consideration	113,278
Less: net assets acquired	(114,014)
Bargain	(736)

Listing Related Expenses

During the period ended 30 June 2020, the Group incurred listing expenses in the amount of USD 3,366 thousand which mainly consist of professional fees (legal, accounting, etc.) and other miscellaneous costs that are directly related to the listing transaction.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2021

20. ACQUISITION OF A SUBSIDIARY

Following the United Kingdom’s (“UK”) decision to withdraw from the European Union (“EU”) (“Brexit”), the U.K. began a process of “onshoring” EU legislation whereby the UK replicated EU law in UK legislation and regulation and then amended it so that it would be operationally effective following the end of the Brexit transition period on December 31, 2020. As an automatic consequence of the UK’s departure from the EU’s single market, passporting rights to and from the UK ended at the end of the transition period. Passporting is the exercise of the right available to a firm authorised in one European Economic Area (“EEA”) member state to carry on certain activities covered by an EU single market directive in another EEA member state, on the basis of its home state authorisation. For firms based in the UK, this means the loss of access to EU markets. As of the end of the transition period, the Group’s subsidiary in UK has lost its passporting rights in the EU, such that it can no longer write insurance business in EEA countries under the “freedom of services” regime or write insurance business through a place of business in an EEA member state under the “freedom of establishment” regime using the rights contained in the European Council’s Solvency II Directive.

As a result, and in order for the Group to continue write insurance business in the EU, the Group acquired 100% of the voting shares of R&Q Epsilon Insurance Company SE (“R&Q Epsilon”), a non-listed company based in Malta engaged in the business of insurance in certain classes of general insurance business. Simultaneously, with the execution of the acquisition agreement, the new subsidiary was renamed International General Insurance Company (Europe) SE (“IGIE”).

The acquisition agreement of R&Q Epsilon Insurance Company SE was fully executed on 25 June 2021 (the “Acquisition Date”) for a purchase consideration of USD 6,200 thousand.

The Group accounted for the acquisition of R&Q Epsilon under IFRS 3 “Business Combinations”.

As at the Acquisition Date, the book value of the net assets and liabilities of R&Q Epsilon was USD 6,200 thousand consisting of cash at banks of USD 6,054 and the remaining USD 146 thousand represents deferred tax assets and insurance receivables, net of other payable balances. As at 30 June 2021 (the end of the first reporting period), the Group has provisionally accounted for the acquisition of R&Q Epsilon and accordingly determined that the fair value of the net assets and liabilities was approximately equivalent to the book value. Nonetheless, in accordance with the one-year measurement period permitted under IFRS 3, the Group will reassess the provisional carrying amount of net identified asset and liabilities of R&Q Epsilon and will accordingly reflect any new information obtained about facts and circumstances that were in existence at the Acquisition Date.

Subsequently, on 13 July 2021, the Malta Financial Services Authority (“MFSA”) authorised IGIE to write insurance and reinsurance business.

21. subsequent events

There have been no material events between 30 June 2021 and the date of this report which are required to be disclosed.